October 26, 2006

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) follow-up letter of comment, dated October 13, 2006, (“Comment Letter”) regarding our response letter dated September 19, 2006 related to Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2006 (“Form 10-K”), Form 8-K dated August 23, 2006 (“Form 8-K”) and Form 10-Q for the quarter ended July 31, 2006 (“Form 10-Q”). The discussion below is presented in order of the numbered comments in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

Form 10-Q for the Quarter Ended July 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Overview, page 19

Response to Comment 1.

The Company will expand future disclosures to more precisely address the facts and circumstances that led to the $136.1 million impairment charge at July 31, 2006, as follows:

“Our challenges in EMEA intensified during the three months ended July 31, 2006. During this quarter, we recorded sharply lower than expected revenue which we believe was the result of a further deceleration in IT demand within the EMEA region, in comparison to recent quarters. This deceleration in IT demand during the quarter, particularly within Western Europe where the majority of our European revenue is derived, was a key factor leading to a heightened level of pricing pressure experienced within the EMEA region during the quarter. This further deceleration in IT demand and heightened pricing pressure during the quarter, coupled with continued internal distractions of management related to the restructuring program, resulted in our EMEA operating results falling well short of our internal expectations for the quarter. As a result, we believed we had strong indicators of impairment of our EMEA goodwill and, therefore, we performed an impairment test for goodwill as of July 31, 2006. This goodwill impairment analysis reflected the recast of both our short and long-term EMEA financial projections and resulted in our determination that a $136.1 million non-cash goodwill impairment charge was necessary as of July 31, 2006.”

Response to Comment 2.

The Company will revise future disclosures to clarify the difference between the cost reductions resulting from the EMEA restructuring program discussed above and factors that led to the conclusion of the goodwill impairment, as follows:

“As a result of the market factors discussed in the paragraph above, we believe it will take longer than originally anticipated to reach an acceptable level of profitability in EMEA. Our restructuring initiatives have helped to reduce the overall cost structure within the region, which we have taken into consideration within both our short- and long- term financial projections included within the Company’s July 31, 2006 goodwill impairment analysis, previously discussed above . These restructuring initiatives have partially offset other pressures on our operating margins experienced in fiscal 2007. In addition, the dedicated resources we have assigned across the region to optimize pricing, purchasing and sales management practices have begun to produce improvements in several countries. We believe that the improved performance in our operations in several countries is a positive indicator of the Company’s ability to improve our operating performance in the EMEA region from its current level.”

Tech Data acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells

Jeffery P. Howells

Executive Vice President and Chief Financial Officer

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